SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.___)*

VACCINOGEN, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

918641101

(CUSIP Number)

Andrew L. Tussing, 949 Fell Street, Baltimore MD 21231, (410) 387-4000

Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 20, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 918641101	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS Andrew L. Tussing
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) PF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,671,524*
	8.	SHARED VOTING POWER 20,575*
	9.	SOLE DISPOSITIVE POWER 2,671,524*
	10.	SHARED DISPOSITIVE POWER 20,575*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,692,099
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
12.	TYPE OF REPORTING PERSON (see Instructions) IN

* Consists of the following: (a) warrants to purchase 20,575 shares of common stock, which the reporting person shares voting and dispositive power with his spouse; (b) option to buy 1,493,374 shares of common stock; (c) 400,427 shares of common stock; and (d) 777,723 shares of restricted stock.   ** The denominator is based on: (a) 36,849,935 shares of common stock outstanding as of April 30, 2015; and (b) 1,513,949 shares of common stock subject to options and warrants exercisable within 60 days of April 30, 2015, beneficially owned by the reporting person.

CUSIP No. 918641101	13D	Page 3 of 5 Pages

Item 1. Security and Issuer.

This statement on Schedule 13D relates to shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Vaccinogen, Inc., a Maryland corporation (the “Issuer”). The Issuer’s principal executive office is located at 949 Fell Street, Baltimore, MD 21231.

Item 2. Identity and Background.

(a)	This Schedule 13D is being filed by Andrew L. Tussing (the “Reporting Person”).

(b)	The principal business address of the Reporting Person is 949 Fell Street, Baltimore, MD 21231.

(c)	The Reporting Person is the co-founder, President, Chief Executive Officer, acting Chief Financial Officer, Secretary, Treasurer and a member of the board of directors of the Issuer.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

All shares of Common Stock, warrants to purchase Common Stock, shares of restricted Common Stock, and options to purchase Common Stock beneficially owned by the Reporting Person were granted to the Reporting Person by the Issuer in respect of the Reporting Person’s services as an officer and/or director of the Issuer, except 400,427 shares of Common Stock were granted in consideration of the Reporting Person’s capital contribution to the Issuer at the Issuer’s founding. Most recently, on April 20, 2015 (the “Trigger Date for 13D Filing”), the Issuer granted 61,432 shares of restricted Common Stock to the Reporting Person in lieu of cash bonuses for services to the Issuer in 2014 (the “Bonus Award”). On the Trigger Date for 13D Filing, the Issuer, in recognition of the Reporting Person’s efforts on behalf of the Issuer, also granted 716,291 shares of restricted Common Stock and options to purchase 1,493,374 shares of Common Stock to the Reporting Person, which compensation the Issuer believes equalizes the Reporting Person with the percentage of ownership typical among other founder/chief executive officers in the industry (the “Founder Awards”).

Item 4.  Purpose of Transaction.

As stated above, the securities acquired on and prior to the Trigger Date for 13D Filing were granted by the Issuer to the Reporting Person in consideration of the Reporting Person’s services to the Issuer, except 400,427 shares of Common Stock were granted in consideration of the Reporting Person’s capital contribution to the Issuer at the Issuer’s founding.

The Reporting Person may, from time to time, depending on market conditions and other factors deemed relevant by the Reporting Person, acquire additional equity of the Issuer or dispose of the equity of the Issuer. The Issuer may, from time to time, grant additional equity to the Reporting Person in consideration of the Reporting Person’s services to the Issuer. The Reporting Person reserves the right to, and may in the future choose to, change his purpose with respect to his investment and

CUSIP No. 918641101	13D	Page 4 of 5 Pages

take such action as he deems appropriate in light of the circumstances, including without limitation, to dispose of, in the open market, in a private transaction or by gift, all or a portion of the Issuer equity which the Reporting Person owns or may hereafter acquire.

Except as described herein, the Reporting Person does not have any present plans or proposals that relate to, or would result in, the acquisition of additional securities of the Issuer, the disposition of securities of the Issuer, an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of the Issuer’s or any of its subsidiaries’ assets, a change in the present board of directors or management of the Issuer, a material change in the present capitalization or dividend policy of the Issuer, any other material change to the Issuer’s business or corporate structure, a change in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person, the delisting or deregistration of any of the Issuer’s securities or any action similar to the listed actions.

Item 5.  Interests in Securities of the Issuer.

a)	As of the date of this report, the Reporting Person beneficially owns an aggregate of 2,692,099 shares of Common Stock, which includes presently exercisable warrants to purchase 20,575 shares of Common Stock, presently exercisable options to purchase 1,493,374 shares of Common Stock, and 777,723 shares of restricted Common Stock. The Reporting Person’s holdings represent approximately 7.0% of the Issuer’s outstanding Common Stock (based upon 36,849,935 shares of Common Stock deemed outstanding after the exercise of the warrant to purchase 20,575 shares of Common Stock and the option to purchase 1,493,374 shares of Common Stock).

(b)	As of the date of this report, the Reporting Person has the sole power to vote or direct the voting of, and sole power to dispose or direct the disposition of 2,671,524 shares of Common Stock beneficially owned by him, and shares the power to vote or direct the voting of, and shares the power to dispose or direct the disposition of presently exercisable warrants to purchase 20,575 shares of Common Stock with his spouse, Christina Tussing. Mrs. Tussing is citizen of the United States of America, and her residence address is 10212 Little Brick House Court, Ellicott City, MD 20142. Mrs. Tussing is principally employed as registered nurse at Howard County General Hospital. During the last five years, Mrs. Tussing has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Mrs. Tussing has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mrs. Tussing was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)	The Reporting Person has not effected any transactions, other than the acquisition of the Bonus Awards and Founder Awards on the Trigger Date for 13D Filing, in the class of securities described herein during the past sixty days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On June 2, 2008 the Issuer issued a warrant to purchase 20,575 shares of Common Stock to the Reporting Person (the “Warrant”). The Warrant is presently exercisable, has an exercise price of $1.00 per share, and expires on February 28, 2016. The Reporting Person entered into Non-Statutory Stock Option Agreement (the “Option Agreement”) and a Restricted Stock Agreement (the “Founder Restricted Stock Agreement”) in respect of the Founder Awards on April 20, 2015. The Option Agreement is fully vested on the grant date and has an exercise price of $5.50 per share. The Founder Restricted Stock Agreement contains restrictions on transfer, forfeiture provisions, and provides that the shares of restricted Common Stock shall be vested 25% upon the second anniversary of the grant date, 50% upon the third anniversary of the grant date, and 100% upon

CUSIP No. 918641101	13D	Page 5 of 5 Pages

the fourth anniversary of the grant date, or upon the Reporting Person’s death, disability or involuntary termination without cause (including constructive discharge). The Reporting Person entered into a Restricted Stock Agreement (the “Bonus Restricted Stock Agreement”) in respect of the Bonus Awards on April 20, 2015. The Bonus Restricted Stock Agreement contains restrictions on transfer, forfeiture provisions, and provides that the shares of restricted Common Stock shall be vested 50% upon the first anniversary of the grant date and 100% upon the second anniversary of the grant date.

The Reporting Person’s current employment agreement with the Issuer (the “Employment Agreement”) states the Issuer shall provide annual equity grants to the Reporting Person in the types and amounts that are industry standards. In the event of a “change in control”, or the Reporting Person’s death or disability, the Employment Agreement provides that the Reporting Person will vest in any outstanding equity based awards granted under the Employment Agreement.

The above descriptions of the Option Agreement, the Founder Restricted Stock Agreement, the Bonus Restricted Stock Agreement and the Employment Agreement do not purport to be complete descriptions of the rights and obligations under these agreements.  The above descriptions are qualified in their entirety by reference to the Option Agreement, the Founder Restricted Stock Agreement, the Bonus Restricted Stock Agreement and the Employment Agreement, copies of which are attached hereto as exhibits, and are incorporated by reference herein.

Item 7.  Material to be Filed as Exhibits.

Exhibit 99.1	Option Agreement

Exhibit 99.2	Founder Restricted Stock Agreement

Exhibit 99.3	Bonus Restricted Stock Agreement

Exhibit 99.4	Employment Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 30, 2015 (Date)
/s/ Andrew L. Tussing
(Signature)

Andrew L. Tussing (Name and Title)